UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibits

Exhibit No.	Description
99.1	At The Market Offering Agreement, by and between Bitfarms Ltd. and H.C. Wainwright & Co., LLC, dated March 8, 2024.
99.2	Material Change Report dated March 8, 2024.

Exhibit 99.1 is hereby incorporated by reference as an exhibit into the Registrant’s registration statement on Form F-10 (File No. 333-272989), as amended or supplemented.

Exhibit 99.2 is hereby incorporated by reference into the Registrant’s registration statement on Form F-10 (File No. 333-272989), as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
Name:	L. Geoffrey Morphy
Title:	President and Chief Executive Officer

Date: March 8, 2024

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